02027857

1-13064

P.E 4.24.02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PROCESSED
MAY 07 2002
THOMSON
FINANCIAL

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
Date of Report: April 24, 2002

NOVA Chemicals Corporation

645, Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 4G8
(Address of principal executive offices)
Commission File Number: 1-13064

RECEIVED APR 25 2002

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F √

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

A copy of the Registrant's:

(a) interim financial statements for the first quarter, three months ended March 31, 2002;
(b) auditors' comfort letter related to the interim financial statements; and
(c) updated detailed interest and asset coverage calculations related to the interim financial statements;

are furnished herewith and are incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 #33-47673
Registration Statement on Form S-8 #333-520
Registration Statement on Form S-8 #333-9076
Registration Statement on Form S-8 #333-9078
Registration Statement on Form S-8 #33-86218
Registration Statement on Form S-8 #33-77308
Registration Statement on Form S-8 #333-4740
Registration Statement on Form S-8 #333-11280
Registration Statement on Form S-8 #333-12910
Registration Statement on Form F-9 #333-13824

922960

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation

Susan Wright
Vice President and Corporate Secretary

Date: April 24, 2002

EXHIBITS

Attached hereto are:

(a) the interim financial statements of NOVA Chemicals Corporation for the first quarter, three months ended March 31, 2002;

(b) auditors' comfort letter; and

(c) updated detailed interest and asset coverage calculations related to the interim financial statements.

NCX

This is NOVA Chemicals

Investor Relations: Beth Eckenrode (412) 490-4331
Media Relations: Jeffrey Pina (412) 490-4661

NOVA Chemicals improves operating results and cash flow

For immediate release, Wednesday, April 24, 2002, Pittsburgh, PA

All financial information is in U.S. dollars unless otherwise indicated.

NOVA Chemicals will host a conference call today, Wednesday, April 24, 2002, for investors and analysts at 1 p.m. EDT; (11 a.m. MDT; 10 a.m. PDT). Media are welcome to participate in this call in a "listen only" mode. The dial in number for this call is (416) 695-5806. The replay number is (416) 695-5800 (Reservation No. 1071773). The call will also be available live on the Internet at www.vcall.com.

NOVA Chemicals Corporation (NOVA Chemicals) reported a loss to common shareholders for the first quarter before unusual items of **$66 million** ($0.77 per share loss diluted). This compares to a loss of $88 million before unusual items ($1.03 per share loss diluted) in the fourth quarter of 2001 and a loss before unusual items of $10 million ($0.12 per share loss diluted) during the first quarter of 2001.

The first quarter of 2002 included an unusual gain of $36 million after-tax, related to the sale of NOVA Chemicals' interest in the Cochin Pipeline (see pages 12 and 18). As a result, NOVA Chemicals reported a net loss to common shareholders after unusual items of **$30 million** ($0.35 per share loss diluted) for the quarter.

NOVA Chemicals' Businesses - Net Income (Loss) ($U.S. millions)


Methanex
NOVA Chemicals Operated
150
125
100
75
50
25
0
-25
-50
-75
-100
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
97 98 99 00 01 02

Jeff Lipton, NOVA Chemicals' President and Chief Executive Officer said, "In the first quarter we paid down debt by $164 million, far surpassing our $100 million debt reduction target. Cash was generated by an operating working capital reduction of $70 million, the sale of our interest in the Cochin Pipeline for $64 million and fixed cost reductions. As a result of this work, we were able to arrange more attractive, longer-term financing to replace our existing revolving line of credit."

"During the quarter we saw lower feedstock costs and stronger ethylene co-product revenue. These improvements, along with some volume gains led to a better quarter than we first expected," continued Lipton. "The second quarter should show further improvement as a result of significant price increases throughout our product line that began in March."

Weighted Average Benchmark Prices


U.S. cents per pound
60
50
40
30
20
37
33
Q1 97
Q3 97
Q1 98
Q3 98
Q1 99
Q3 99
Q1 00
Q3 00
Q1 01
Q3 01
Q1 02
Polyethylene
Polystyrene

The **Olefins/Polyolefins** business reported a net loss of $14 million in the first quarter, compared to a fourth quarter net loss of $28 million. Feedstock cost decreases and higher volumes more than offset declines in product pricing.

The **Styrenics** business reported a first quarter net loss of $39 million, compared to a fourth quarter net loss of $48 million. Demand improved through the quarter and market conditions in both North America and Europe tightened significantly near the end of the quarter due to unplanned styrene monomer plant outages. While average prices declined, the business benefited from lower feedstock costs and higher volumes, particularly in Europe.

NOVA Chemicals® is a registered trademark of NOVA Brands Ltd.; authorized use

NOVA Chemicals Highlights

(Unaudited; millions of U.S. dollars except per share amounts and as noted)

	Three Months Ended Mar. 31 2002	Three Months Ended Dec. 31 2001	Three Months Ended Mar. 31 2001
Net income (loss)			
Olefins/Polyolefins	$ (14)	$ (28)	$ 10
Styrenics	(39)	(48)	(26)
NOVA Chemicals operated	(53)	(76)	(16)
Methanex	(6)	(5)	15
	(59)	(81)	(1)
Preferred securities dividends and distributions	(7)	(7)	(9)
Net loss to common shareholders before unusual items	(66)	(88)	(10)
Unusual items after-tax[1]	36	(17)	25
Net income (loss) to common shareholders after unusual items	$ (30)	$ (105)	$ 15
Loss per share before unusual items			
Basic	$ (0.77)	$ (1.03)	$ (0.12)
Diluted	$ (0.77)	$ (1.03)	$ (0.12)
Earnings (loss) per share after unusual items			
Basic	$ (0.35)	$ (1.23)	$ 0.18
Diluted	$ (0.35)	$ (1.23)	$ 0.17
Weighted average common shares outstanding (millions)	86	86	85
Revenue	$ 662	$ 654	$ 964
EBITDA[1], [2]	$ 11	$ (11)	$ 49
Depreciation	$ 64	$ 62	$ 53
Funds (deficiency) from operations	$ (2)	$ 25	$ 44
Capital expenditures[3]	$ 6	$ 41	$ 39
Average capital employed[4]	$ 3,070	$ 3,190	$ 2,893
After-tax return on capital employed[5]	(4.8)%	(7.2)%	(0.3)%
Loss on average common equity[6]	(26.3)%	(32.1)%	(3.1)%

(1) See Supplemental Earnings Measures on page 12.
(2) Operating income (loss) excluding depreciation and restructuring charges (see Consolidated Statement of Income (Loss) and Supplemental Earnings Measures).
(3) Includes capitalized interest of $9 million in the first quarter of 2001. Interest capitalization ceased on July 1, 2001.
(4) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation) and working capital of NOVA Chemicals' operated businesses, and excludes assets under construction and investments.
(5) Equals NOVA Chemicals operated net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.
(6) Equals annualized net income (loss) to common shareholders before unusual items divided by average common equity.

OLEFINS/POLYOLEFINS BUSINESS

Financial Highlights

(unaudited; millions of U.S. dollars except as noted)

	Three Months Ended		
	Mar. 31 2002	**Dec. 31 2001**	**Mar. 31 2001**
Revenue[1]	$ 413	$ 408	$ 610
EBITDA[2]	34	25	54
Depreciation	40	39	28
Operating income (loss)	(6)	(14)	26
Net income (loss)[3]	(14)	(28)	10
Capital expenditures			
- sustaining	$ 4	$ 18	$ 12
- strategic	-	8	22
Total capital expenditures	$ 4	$ 26	$ 34
Average capital employed[4]	$ 1,827	$ 1,881	$ 1,488
After-tax return on capital employed[5]	(1.3)%	(3.8)%	4.2%

(1) Before intersegment eliminations.
(2) Operating income (loss) excluding depreciation.
(3) Before distributions and dividends on preferred securities.
(4) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation) and working capital and excludes assets under construction.
(5) Equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.

Operating Highlights

Average Benchmark Prices[1]

(U.S. dollars per pound, unless otherwise noted)

	Three Months Ended		
	Mar. 31 2002	**Dec. 31 2001**	**Mar. 31 2001**
Ethylene[2]	$ 0.19	$ 0.21	$ 0.32
Polyethylene – linear low-density butene liner[3]	$ 0.29	$ 0.31	$ 0.35
Polyethylene – weighted average benchmark[4]	$ 0.33	$ 0.35	$ 0.40
NYMEX natural gas (dollars per mmBTU)	$ 2.38	$ 2.50	$ 7.27
WTI crude oil (dollars per barrel)	$ 21.64	$ 20.43	$ 28.72

(1) Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: DeWitt and Company Inc. USGC Predominant Price.
(3) Source: Townsend Tarnell Inc. (TTI)
(4) Benchmark prices weighted according to NOVA Chemicals' product mix in North America. Source for benchmark prices: TTI

Polyethylene Sales Volumes

(millions of pounds)

	Three Months Ended		
	Mar. 31 2002	**Dec. 31 2001**	**Mar. 31 2001**
NOVAPOL®			
Linear low-density polyethylene	308	273	296
Low-density polyethylene	63	68	67
High-density polyethylene	95	86	99
SCLAIR®			
Linear low-density and high-density polyethylene	152	155	154
Advanced SCLAIRTECH™			
Linear low-density and high-density polyethylene	90	92	-
Total	708	674	616

NOVAPOL® is a registered trademark of NOVA Brands Ltd.
SCLAIR® is a registered trademark of NOVA Chemicals in Canada and of NOVA Chemicals (International) S.A. elsewhere.
Advanced SCLAIRTECH™ is a trademark of NOVA Chemicals.

Review of Operations
Olefins/Polyolefins

First Quarter 2002

The Olefins/Polyolefins business reported a net loss of $14 million in the first quarter, compared to a net loss of $28 million in the prior quarter and net income of $10 million in the first quarter of 2001. The improvement in results from the fourth quarter of 2001 is mainly due to lower feedstock costs, higher co-product revenues and slightly higher ethylene and polyethylene sales volumes.

Feedstock expense in the first quarter declined as a result of lower fourth quarter purchase prices for natural gas and crude oil. Co-product pricing and volumes increased in the first quarter as the Corunna, Ontario flexi-cracker, which had been shut down for part of the fourth quarter, resumed full production.

Polyethylene sales volumes increased 4% in North America. Exports increased 13%, as Asian pricing improved throughout the period.

The Joffre, Alberta, ethane-based crackers averaged approximately 4 cents per pound of cash cost advantage over similar U.S. Gulf Coast (USGC) ethylene plants during the quarter. The advantage was lower than normal as ethane demand fell sharply on the USGC and prices declined more than other energy products.

We now have eight commercial products using the Advanced SCLAIRTECH polyethylene technology and the new polyethylene plant has proven its ability to operate consistently at rated capacity.

NOVA Chemicals announced the following price increases: 3 cents per pound for all polyethylene grades effective January 1, 2002; 4 cents per pound effective February 1, 2002; and 5 cents per pound effective April 15, 2002. The January increase was implemented at all customers, and we are in the midst of implementing the February increase. The average realized first quarter polyethylene price was down slightly from the fourth quarter. However, the March 31, 2002 realized polyethylene price was 2.5 cents higher than the year-end 2001 price.

Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for each particular product. Successful price increases are typically phased in over several months, vary from grade to grade, and can be reduced in magnitude during the implementation period.

STYRENICS BUSINESS

Financial Highlights

(unaudited; millions of U.S. dollars except as noted)

	Three Months Ended		
	Mar. 31 2002	Dec. 31 2001	Mar. 31 2001
Revenue[1]	$ 276	$ 269	$ 397
EBITDA[2]	(23)	(36)	(5)
Depreciation	24	23	25
Operating income (loss)	(47)	(59)	(30)
Net income (loss)[3]	(39)	(48)	(26)
Capital expenditures			
- sustaining	2	15	4
- strategic	$ -	$ -	$ 1
Total capital expenditures	$ 2	$ 15	$ 5
Average capital employed[4]	$ 1,211	$ 1,296	$ 1,496
After-tax return on capital employed[5]	(10.3)%	(12.0)%	(4.8)%

(1) Before intersegment eliminations.
(2) Operating income (loss) excluding depreciation.
(3) Before distributions and dividends on preferred securities.
(4) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation) and working capital and excludes assets under construction.
(5) Equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.

Operating Highlights

Average Benchmark Prices[1]

(U.S. dollars per pound, unless otherwise noted)

	Three Months Ended		
	Mar. 31 2002	Dec. 31 2001	Mar. 31 2001
Styrene[2]	$ 0.26	$ 0.27	$ 0.37
Weighted average polystyrene[3]	$ 0.37	$ 0.39	$ 0.50
Benzene (dollars per gallon) [2]	$ 0.86	$ 0.83	$ 1.31

(1) Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: Chemical Markets Associates, Inc. (CMAI) Low Contract.
(3) Benchmark prices weighted according to NOVA Chemicals' polystyrene product mix in North America and Europe. Includes expandable polystyrene, but excludes high performance styrenics, DYLARK® and other styrenic polymers. Source for benchmark prices: CMAI.

Polystyrene Sales Volumes

(millions of pounds)

	Three Months Ended		
	Mar. 31 2002	Dec. 31 2001	Mar. 31 2001
Solid and expandable polystyrene	596	526	608
High performance styrenics (including DYLARK)	75	77	76
Total	671	603	684

DYLARK® is a registered trademark of NOVA Chemicals Inc.

Review of Operations
Styrenics

First Quarter 2002

The Styrenics business reported a net loss of $39 million in the first quarter, compared to a net loss of $48 million in the fourth quarter of 2001 and a net loss of $26 million in the first quarter of 2001. Margins improved on lower feedstock costs and a 14% increase in volumes from the fourth quarter. Price increases were announced for all of NOVA Chemicals styrenics products, but most of the impact is expected in the second quarter. Prices declined through January and February, before showing improvement in March. While the quarterly average price fell, the March 31, 2002 styrenic polymer benchmark price was 2.5 cents higher than the year end 2001 price.

Styrene monomer spot prices spiked mid quarter as outages and very low inventory levels caused product availability problems. NOVA Chemicals' inventories of styrene and polystyrene continue to be very low. We believe our customers are attempting to build some inventory, but limited supply will keep them short of their goals.

Styrene

Unplanned outages at NOVA Chemicals styrene site in Bayport, Texas and Shell Chemical's plant at Moerdijk, the Netherlands, led both NOVA Chemicals and Shell Chemical to declare force majeure on the supply of styrene monomer. These outages were in addition to four planned North American industry maintenance shutdowns and several other unplanned supply disruptions in the first quarter of 2002. There are four more planned styrene maintenance shutdowns currently scheduled for the industry in North America during the rest of the year. Volatile market conditions could continue throughout the year because inventory levels remain extremely low.

NOVA Chemicals' Bayport, Texas, styrene monomer facility experienced an unexpected power outage from its energy supplier on February 27, 2002. The plant was shut down and resumed production on March 28, 2002. Customers are expected to remain under order control through the end of April. This outage resulted in a loss of about 80 million pounds of production, impacting first quarter earnings by approximately $1 million.

The first quarter average of U.S. Gulf Coast styrene spot prices was up from fourth quarter prices, reflecting the reduced styrene monomer supply. Late in the quarter, spot styrene traded as high as 43 cents per pound, up from spot prices of 17 to 18 cents per pound in February. Spot styrene was trading at about 32 cents per pound in the third week of April.

Average benchmark contract prices in North America fell from 27 cents per pound in the fourth quarter of 2001 to 26 cents per pound in the first quarter of 2002. By the end of the first quarter benchmark contract prices had risen to about 28 cents per pound. NOVA Chemicals announced North American styrene contract price increases of 2 cents per pound effective February 1, 2002, 1.5 cents per pound effective March 1, 2002 and 5 cents per pound effective April 1, 2002. As a result, our April, 2002 contract styrene price was up 8 cents per pound over January, 2002.

In Europe, spot styrene prices hit a high of 45 cents U.S. per pound, before falling back to about 37 cents per pound by the end of the first quarter. Contract styrene prices in Europe, where the practice is to settle industry-wide styrene prices one quarter in advance, were 20 cents per pound in the first quarter - down from the fourth quarter price of 22 cents. The European second quarter 2002 price settled at 29 cents per pound.

Solid Polystyrene (SPS) and Expandable Polystyrene (EPS)

On April 4, 2002, NOVA Chemicals declared force majeure in Europe on expandable polystyrene (EPS), solid polystyrene (SPS), and styrene monomer. We were forced to take this action due to the failure of a number of feedstock suppliers to provide contract styrene monomer volumes. The most notable impact was the power failure at Shell Chemical's plant at Moerdijk, the Netherlands, which caused that company to declare force majeure on March 25, 2002. On an allocated basis, Shell resumed supply of styrene to NOVA Chemicals on April 9, 2002. Normal supply levels are not expected to resume until May 2002.

Average solid polystyrene pricing declined in the first quarter, despite some improvement in demand. NOVA Chemicals announced price increases for North American SPS of 3 cents per pound effective February 1, 2002, 3 cents per pound effective April 1, 2002 and 4 cents per pound effective May 1, 2002.

In Europe, SPS prices were down. However volumes rose significantly, due to attempts to rebuild inventory levels throughout the chain. NOVA Chemicals announced price increases for European SPS of 4 cents per pound effective February 1, 2002; 4 cents per pound effective March 1, 2002; 6 cents per pound effective April 1, 2002; and 6 cents per pound effective May 1, 2002.

NOVA Chemicals' first quarter North American EPS sales volumes were essentially the same as fourth quarter levels. While average quarterly prices fell, the construction, cup and packaging segments showed improvement during the first quarter. NOVA Chemicals announced price increases for North American EPS of 6 cents per pound effective February 1, 2002; 6 cents per pound in the U.S. and Canada and 9 cents per pound in Mexico effective May 1, 2002.

European EPS demand improved and sales volumes were up over a very weak fourth quarter. Prices improved steadily throughout the quarter and finished 4 cents higher than year-end. NOVA Chemicals announced a price increase for European EPS of 6 cents per pound effective March 1, 2002; 6 cents per pound effective April 1, 2002; and 8 cents per pound effective May 1, 2002.

Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for each particular product. Successful price increases are typically phased in over several months, vary from grade to grade, and can be reduced in magnitude during the implementation period.

Equity Investment in Methanex

(unaudited; millions of U.S. dollars except as noted)

	Three Months Ended		
	Mar. 31 2002	Dec. 31 2001	Mar. 31 2001
Equity earnings (losses)	$ (6)	$ (5)	$ 20
Amortization of purchase differential	(1)	(1)	(2)
	(7)	(6)	18
Tax recovery (expense)	1	1	(3)
Net equity earnings (losses)	$ (6)	$ (5)	$ 15
Investment in Methanex[1]	$ 357		
Market value of investment[2]	$ 372		
Number of shares held by NOVA Chemicals (millions)	46.9		

(1) Investment amount shown is net of future income tax liability of $32 million. Original investment was $265 million.

(2) Based on April 23, 2002 closing price of Methanex shares on NASDAQ.

During the first quarter, NOVA Chemicals' equity investment in Methanex lost $6 million (after-tax), compared with a loss of $5 million (after-tax) in the fourth quarter of 2001 and income of $15 million (after-tax) in the first quarter of 2001.

The Methanex earnings decrease was primarily the result of lower methanol prices. The average realized methanol price fell from $0.35 per gallon in the fourth quarter of 2001 to $0.33 per gallon in the first quarter of 2002. Methanol prices have recently begun to increase as demand shows signs of recovery.

Methanex announced a normal course issuer bid for not more than 10% of the "public float" of its common shares on August 7, 2001. NOVA Chemicals does not intend to tender any of its shares to the normal course issuer bid. As of March 31, 2002 NOVA Chemicals' holding in Methanex was 36.6%.

Liquidity and Capital Resources

Capitalization

(unaudited; millions of U.S. dollars except as noted)

	Mar. 31 2002	Dec. 31 2001	Mar. 31 2001
Current debt[1]	$ 155	$ 200	$ 32
Long-term debt[2]	1,203	1,322	1,526
Total debt	1,358	1,522	1,558
Shareholders' equity			
9 1/2% preferred securities	210	210	210
9.04% preferred securities	173	173	173
Retractable preferred shares [3], [4]	198	198	198
	581	581	581
Common share equity[5], [6], [7], [8]	994	1,033	1,267
Total shareholders' equity	1,575	1,614	1,848
Total capitalization	$ 2,933	$ 3,136	$ 3,406

(1) Includes bank loans and current portion of long-term debt.
(2) Maturity dates range from March 2004 to August 2028.
(3) Preferred shares of a subsidiary, which are exchangeable into NOVA Chemicals' common shares, paying dividends of 2%.
(4) 8,500,000 common shares have been reserved for future issue under the terms of the retractable preferred share agreement.
(5) Common shares outstanding at Mar. 31, 2002 were 86,170,642 (Dec. 31, 2001 - 85,778,788 and Mar. 31, 2001 – 85,001,858).
(6) 9,014,792 stock options were outstanding to officers and employees on Mar. 31, 2002 to purchase common shares of NOVA Chemicals. 2,587,341 common shares were reserved but unallocated. 13 million common shares have been reserved for issuance under the Option Plan.
(7) 47,800 options were reserved for the Directors' Share Compensation Plan.
(8) In May 1999, NOVA Chemicals' shareholders approved a shareholder rights plan where one right was issued for each outstanding common share. The plan expires May 2009.

Senior Debt Ratings[1]

	Senior Unsecured Debt
Moody's	Baa3 (negative)
Standard & Poor's	BBB- (negative)
DBRS	BBB (low) (stable)

(1) Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

Coverage Ratios

	Twelve Months Ended		
	Mar. 31 2002	Dec. 31 2001	Mar. 31 2001
Debt to total capitalization	46.3%	48.5%	45.7%
Interest coverage (deficiency) on long-term debt[1]	(2.4)x	(1.7)x	4.6x
Net tangible asset coverage on long-term debt[2]	2.2x	2.1x	2.2x

(1) Interest coverage (deficiency) on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes divided by annual interest requirements on long-term debt.
(2) Net tangible asset coverage on long-term debt is equal to total assets (excluding deferred tax assets) less liabilities (excluding long-term debt) divided by long-term debt.

Funds Flow and Debt Reduction

The following table shows major sources and uses of cash during the first quarter, resulting in a net reduction in debt of $164 million.

(unaudited, millions of U.S. dollars)		Three Months Ended Mar. 31 2002
Operating loss		$ (53)
Add back – depreciation		64
EBITDA		11
Interest		(21)
Other		8
Funds (deficiency) from operations		(2)
Reduction in operating working capital		
Tax refunds received	$ 56	
Inventory reduction	31	
Hedge crystallization	13	
Accounts receivable securitization	(18)	
Other	(12)	70
Cash from operations		68
Asset sales proceeds		77
Preferred share restricted cash		30
Capital expenditures		(6)
Other		(5)
Reduction in Debt		$ 164

During the first quarter of 2002, NOVA Chemicals reduced its working capital by $70 million. The major factors were tax refunds of $56 million, inventory reductions of $31 million and the crystallization of natural gas hedging gains of $13 million. Offsetting these inflows was an $18 million repayment of accounts receivable securitizations. Repayment of amounts obtained from accounts receivable securitizations was required because the total level of accounts receivable declined.

NOVA Chemicals also generated $77 million of cash from the sale of non-strategic assets during the quarter. The sale of our 20% interest in the Cochin Pipeline generated $64 million and other asset sales contributed $13 million.

An additional $30 million of cash was made available by reducing the amount of restricted cash on deposit as margin for holders of the retractable preferred shares. $20 million was replaced with a letter of credit and $10 million was returned to NOVA Chemicals as a result of stronger market prices for our public preferred securities.

During the first quarter of 2002, capital expenditures were $6 million versus $41 million in the fourth quarter of 2001. Total capital spending for 2002 is expected to be less than $80 million.

Financing and Debt Covenants

Despite improving operating results, NOVA Chemicals continues to focus on generating cash, maintaining our strong balance sheet and taking the actions we can to protect our investment grade credit rating.

NOVA Chemicals had previously committed to reduce debt by $100 million in each of the first two quarters of 2002. In the first quarter of 2002, NOVA Chemicals reduced debt by $164 million, well in excess of the target. Although bank covenants requiring us to do so are no longer in place, we plan to meet or exceed the $200 million total debt reduction target by the end of the second quarter.

On March 18, 2002, NOVA Chemicals received commitments from our existing banking syndicate for a new 2-year revolving credit facility of $310 million expiring April 3, 2004. As of April 23, 2002, the facility was undrawn with the exception of $22 million in operating letters of credit. Net availability was $288 million. The financial covenants related to this facility are as shown in the table below.

In addition to the revolving facility, a short-term bridge loan of $153 million, expiring December 31, 2002, was obtained to repay amounts remaining under the old revolving facility. We expect to pay down the bridge loan by year-end through non-strategic asset sales and tax refunds. NOVA Chemicals received $51 million of tax refunds in April 2002 and expects an additional $64 million to be received by the end of the second quarter.

Covenant	Requirements
Minimum EBITDA to Interest[1]	
3 months ending Mar. 31, 2002[2]	(0.65) : 1.0
6 months ending June 30, 2002	(0.35) : 1.0
9 months ending Sept. 30, 2002	0.50 : 1.0
12 months ending Dec. 31, 2002	0.75 : 1.0
12 months ending Mar. 31, 2003[3]	1.50 : 1.0
Maximum Debt to Total Capitalization	55%
Minimum Shareholders' Equity	$1.4 billion plus 50% of positive earnings

(1) Interest includes preferred share dividends and distributions.
(2) Actual EBITDA to Interest for the 3 months ending March 31, 2002 was 0.34:1.0.
(3) Increasing by 0.50 times each quarter thereafter until it reaches 3.50:1.0.

Outstanding Feedstock Hedge Positions

NOVA Chemicals maintains a hedging program to manage its feedstock costs.

Early in March 2002, NOVA Chemicals crystallized the gain on a natural gas floating for fixed price swap and received a lump-sum payment of $13 million (before tax). The gain realized from this transaction is amortized over the remaining term of the related fixed price purchase commitment. This effectively results in a $2.55 per mmBTU fixed natural gas price until October 2002 on approximately 13% of our natural gas requirements. This is NOVA Chemicals' only exposure to fixed price purchase commitments for feedstock.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), NOVA Chemicals presents certain supplemental earnings measures. These are earnings before interest, taxes, depreciation and amortization (EBITDA), and net income (loss) to common shareholders before unusual items. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

EBITDA

This measure is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. EBITDA can be determined from the Consolidated Statement of Income (Loss) by adding back depreciation and restructuring charges to operating income (loss).

Net Income (Loss) To Common Shareholders Before Unusual Items

This measure is provided to assist investors in assessing earnings performance from ongoing operations. Certain items such as gains and losses from sales of assets, restructuring charges and other unusual items are excluded if they are not considered to be in the ordinary course of business. A listing of unusual items (after-tax) for the periods presented is as follows:

	Three Months Ended		
	Mar. 31 2002	Dec. 31 2001	Mar. 31 2001
Gain on sale of asset	$ 36	$ -	$ -
Restructuring charges	-	(17)	-
Tax settlements with IRS	-	-	25
Income (expense)	$ 36	$ (17)	$ 25


Market Indices
150
140
130
120
110
100
90
80
70
60
50
Jul 3/98
Sep 30/98
Dec 31/98
Mar 31/99
Jun 30/99
Sep 30/99
Dec 31/99
Mar 31/00
Jun 30/00
Sep 30/00
Dec 31/00
Mar 31/01
Jun 30/01
Sept 30/01
Dec 31/01
Mar 31/02
NOVA Chemicals
Peers*
TSE 300
S&P 500


NOVA Chemicals' Closing Share Price
(TSE & NYSE)
40.00
30.00
20.00
10.00
0.00
Jul 3/98
Sep 30/98
Dec 31/98
Mar 31/99
Jun 30/99
Sep 30/99
Dec 31/99
Mar 31/00
Jun 30/00
Sep 30/00
Dec 31/00
Mar 31/01
Jun 30/01
Sept 30/01
Dec 31/01
Mar 31/02
U.S. $ (NYSE)
Cdn $ (TSE)

*Peers include Dow Chemical Company, Eastman Chemical Company, Lyondell Chemical Company, Methanex Corporation and Millennium Chemicals Inc.

NOVA Chemicals' share price on the New York Stock Exchange (NYSE) increased to U.S. $25.01 at March 31, 2002, from U.S. $19.27 at Dec. 31, 2001. NOVA Chemicals' total return to shareholders was 30% for the quarter ending March 31, 2002 in the U.S. on the New York Stock Exchange and also in Canada on the Toronto Stock Exchange. This compares to a 14% increase in peer chemical companies and a 9% increase in the S&P Chemicals Index. Total return for the TSE 300 was 3% and the S&P 500 total return was zero.

As of April 23, 2002, NOVA Chemicals' share price was U.S. $22.94, down 8% since March 31, 2002. The S&P Chemical Index was down 6% in the same period.

The majority of trading in NOVA Chemicals' common shares occurs on the Toronto Stock Exchange. Combined with the New York Stock Exchange volumes, approximately 0.4% of the outstanding float is traded daily. This level of liquidity is comparable to the liquidity of NOVA Chemicals' peers on the New York Stock Exchange.

First quarter trading volumes	Millions of shares	% of float	% of trading
Toronto Stock Exchange	16.8	19	77
New York Stock Exchange	4.9	6	23
Total	**21.7**	**25**	**100**

INVESTOR INFORMATION

For inquiries on stock-related matters including dividend payments, stock transfers and address changes, contact NOVA Chemicals toll-free at 1-800-661-8686 or e-mail to shareholders@novachem.com.

Contact Information
Phone: (403) 750-3600 or (412) 490-4000
Internet: www.novachemicals.com
E-Mail: invest@novachem.com

NOVA Chemicals Corporation
645 Seventh Avenue S.W., P.O. Box 2518
Calgary, Alberta, Canada T2P 5C6

If you would like to receive a shareholder information package, please contact us at (403) 750-3600 or (412) 490-4000 or via e-mail at publications@novachem.com.

Transfer Agents and Registrars
CIBC Mellon Trust Company
600 The Dome Tower, 333 Seventh Avenue S.W.
Calgary, Alberta, Canada T2P 2Z1

Phone: (403) 232-2400/1-800-387-0825
Fax: (403) 264-2100
Internet: www.cibcmellon.ca
E-Mail: inquiries@cibcmellon.ca

Share Information
NOVA Chemicals' trading symbol on the New York and Toronto Stock Exchanges is NCX.

Forward-looking Information

The information in this news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include commodity chemicals price levels, feedstock prices, meeting time and budget targets for significant capital investments, operating costs and performance, realization of targeted synergies, starting up and operating facilities using new technology, performance of Methanex and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals Corporation and its subsidiaries or affiliated companies.

CHANGES IN NET INCOME (LOSS)

(unaudited; millions of U.S. dollars; all amounts presented above the "lower (higher) income tax expense" line are on a pre-tax basis and all amounts presented below are on an after-tax basis.)

	Q1 2002 Compared With	
	Q4 2001	Q1 2001
Higher (lower) margins	$ 25	$ (52)
Higher sales volumes	10	13
Contract settlement in the fourth quarter of 2001	(20)	-
Lower research and development	1	-
Lower selling, general and administrative	6	1
Higher depreciation	(2)	(11)
Lower (higher) interest expense	5	(3)
Lower restructuring charges	27	-
Lower (higher) income tax expense	(12)	15
Increase (decrease) in NOVA Chemicals' operating net income	40	(37)
Other gains	36	11
Lower equity earnings in Methanex	(1)	(21)
Lower preferred securities dividends and distributions	-	2
Increase (decrease) in net income to common shareholders	$ 75	$ (45)

FINANCIAL STATEMENTS

Consolidated Statement of Income (Loss)

(unaudited, millions of U.S. dollars)

	Three Months Ended		
	Mar. 31 2002	Dec. 31 2001	Mar. 31 2001
Revenue	$ 662	$ 654	$ 964
Feedstock and operating costs	598	605	861
Research and development	9	10	9
Selling, general and administrative	44	50	45
Restructuring charges	-	27	-
Depreciation	64	62	53
	715	754	968
Operating income (loss)	(53)	(100)	(4)
Interest expense (net) (note 2)	(21)	(26)	(18)
Equity in earnings (losses) of affiliates	(7)	(6)	18
Other gains (note 3)	59	-	34
	31	(32)	34
Income (loss) before taxes	(22)	(132)	30
Income tax recovery (expense) (note 4)	(1)	34	(6)
Net income (loss)	(23)	(98)	24
Preferred securities dividends and distributions	(7)	(7)	(9)
Net income (loss) to common shareholders	$ (30)	$ (105)	$ 15
Earnings (loss) per share (note 6)	$ (0.35)	$ (1.23)	$ 0.18
Diluted earnings (loss) per share (note 6)	$ (0.35)	$ (1.23)	$ 0.17

Notes to the Consolidated Financial Statements appear on pages 17 to 21.

Consolidated Statement of Reinvested Earnings

(unaudited; millions of U.S. dollars)

	Three Months Ended		
	Mar. 31 2002	Dec. 31 2001	Mar. 31 2001
Reinvested earnings, beginning of period	$ 740	$ 851	$ 924
Net income (loss)	(23)	(98)	24
Common share dividends	(6)	(6)	(6)
Preferred securities distributions and dividends	(7)	(7)	(9)
Reinvested earnings, end of period	$ 704	$ 740	$ 933

Consolidated Balance Sheet

(millions of U.S. dollars)

	Mar. 31, 2002 (unaudited)	Dec. 31, 2001 (audited)
Assets		
Current assets		
Cash	$ 16	$ 10
Receivables	290	362
Inventories	248	279
	554	651
Investments and other assets	509	549
Plant, property and equipment, net	3,089	3,159
	$ 4,152	$ 4,359
Liabilities and Shareholders' Equity		
Current liabilities		
Bank loans	$ 1	$ 14
Accounts payable and accrued liabilities	443	437
Long-term debt installments due within one year	154	186
	598	637
Long-term debt	1,203	1,322
Deferred credits	776	786
	2,577	2,745
Shareholders' equity		
Preferred securities	383	383
Retractable preferred shares	198	198
Common equity		
Common shares	477	472
Cumulative translation adjustment	(187)	(179)
Reinvested earnings	704	740
	1,575	1,614
	$ 4,152	$ 4,359

Notes to the Consolidated Financial Statements appear on pages 17 to 21.

Consolidated Statement of Cash Flows

(unaudited; millions of U.S. dollars)

	Three Months Ended		
	Mar. 31 2002	Dec. 31 2001	Mar. 31 2001
Operating activities			
Net income (loss)	$ (23)	$ (98)	$ 24
Depreciation	64	62	53
Future income taxes (recovery)	(11)	45	7
Equity in (earnings) losses of affiliates	7	6	(15)
Other (gains) (net of current tax)	(39)	-	(25)
Asset write-downs	-	10	-
Funds (deficiency) from operations	(2)	25	44
Changes in non-cash working capital	70	86	(106)
Cash from (used in) operations	68	111	(62)
Investing activities			
Proceeds on asset sales	77	-	-
Plant, property and equipment additions	(6)	(41)	(39)
Turnaround costs, long-term investments and other assets	30	(61)	-
Changes in non-cash working capital	-	1	(8)
	101	(101)	(47)
Financing activities			
Increase (decrease) in current bank loans	(13)	(19)	(10)
Proceeds on crystallization of swap positions	-	27	-
Long-term debt			
- additions	-	1	-
- repayments	(1)	-	(6)
- changes in revolving debt	(150)	(14)	134
Preferred securities distributions and dividends	(7)	(7)	(9)
Common shares issued	5	1	1
Common share dividends	(6)	(6)	(6)
Changes in non-cash working capital	9	(10)	5
	(163)	(27)	109
Increase (decrease) in cash	6	(17)	-
Cash and cash equivalents, beginning of period	10	27	27
Cash and cash equivalents, end of period	$ 16	$ 10	$ 27

Notes to the Consolidated Financial Statements appear on pages 17 to 21.

Notes to Consolidated Financial Statements
(unaudited; millions of U.S. dollars unless otherwise noted)

These interim consolidated financial statements do not include all of the disclosures included in NOVA Chemicals' Annual Consolidated Financial Statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2001.

Certain comparative amounts have been reclassified to conform with the current period's presentation.

1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles, using the same accounting policies as set out in note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2001, on pages 46 to 49 of the 2001 Annual Report, except as noted below.

On January 1, 2002, NOVA Chemicals adopted several new accounting standards as prescribed by the Canadian Institute of Chartered Accountants:

Stock-based Compensation and Other Stock-based Payments

This standard, which is similar to the current U.S. GAAP requirements, introduces recognition and measurement standards for stock-based compensation plans. The standard allows a choice of either valuing stock options at fair value at inception and recording this cost as compensation cost or charging equity when the options are exercised. NOVA Chemicals has determined it will not apply the fair value based approach and will continue to follow the equity (intrinsic value based) approach for both Canadian and U.S. GAAP reporting. Certain pro-forma earnings and earnings per share disclosures are required where entities choose to follow the intrinsic value based approach. These disclosures are provided in Note 7.

Foreign Currency Translation

This standard harmonizes Canadian GAAP with U.S. GAAP by eliminating the deferral and amortization of unrealized translation gains and losses on foreign denominated monetary items with a fixed life. As NOVA Chemicals' foreign denominated monetary items, principally Canadian denominated debt, are designated as a partial hedge of our Canadian assets, foreign exchange gains or losses are deferred in the cumulative translation adjustment component of Shareholders' Equity. Accordingly, the adoption of the standard had no effect on the Corporation's financial position or results of operations.

Goodwill and Other Intangible Assets

This standard, consistent with the new U.S. GAAP Statement No. 142, "Goodwill and Other Intangible Assets", also effective January 1, 2002, requires that new and existing goodwill and indefinite life intangible assets not be subject to amortization, but tested annually for impairment. Intangible assets with a finite useful life are subject to amortization over their useful life. NOVA Chemicals' prior business combinations have not resulted in any goodwill being recorded and the Corporation's intangible assets are primarily comprised of patents with finite useful lives. Accordingly, the adoption of this new standard had no effect on the Corporation's financial position or results of operations.

2. Interest Expense (Net)

	Three Months Ended		
	Mar. 31 2002	Dec. 31 2001	Mar.31 2001
Interest on long-term debt	$ 19	$ 22	$ 25
Capitalized interest	-	-	(9)
Other interest expense (income)	2	4	2
Interest expense (net)	$ 21	$ 26	$ 18

3. **Other Gains**

In January 2002, NOVA Chemicals sold its 20% interest in the Cochin Pipeline for cash proceeds of $64 million, resulting in a before tax gain of $59 million ($36 million after-tax).

In the first quarter of 2001, a $34 million gain ($25 million after-tax) was recognized as a result of a resolution of a dispute with the Internal Revenue Service.

4. **Income Taxes**

	Three Months Ended		
	Mar. 31 2002	**Dec. 31 2001**	**Mar. 31 2001**
Income (loss) before income taxes	$ (22)	$ (132)	$ 30
Statutory income tax rate	39.62%	42.12%	43.62%
Computed income tax (recovery) expense	$ (9)	$ (56)	$ 13
Increase (decrease) in taxes resulting from:			
Manufacturing and processing deduction	-	2	1
Lower effective tax rate on equity in (earnings) losses of affiliates	2	2	(5)
Lower tax rate on gain related to tax settlement	-	-	(5)
Additional cost-of-service income taxes[1]	2	2	2
Foreign tax rates	3	13	-
Other	3	3	-
Income tax (recovery) expense	$ 1	$ (34)	$ 6

(1) Income taxes on the Joffre, Alberta E2 ethylene plant are recoverable from customers and recorded on the flow-through rather than liability method.

5. **Segmented Information**

NOVA Chemicals operates its business under the following principal business segments:

	Three Months Ended		
	Mar. 31 2002	**Dec. 31 2001**	**Mar. 31 2001**
Revenue			
Olefins/Polyolefins	$ 413	$ 408	$ 610
Styrenics	276	269	397
Intersegment eliminations	(27)	(23)	(43)
	$ 662	$ 654	$ 964
Operating income (loss)			
Olefins/Polyolefins	$ (6)	$ (14)	$ 26
Styrenics	(47)	(59)	(30)
Restructuring charges	-	(27)	-
	$ (53)	$ (100)	$ (4)
Net income (loss)[1]			
Olefins/Polyolefins	$ (14)	$ (28)	$ 10
Styrenics	(39)	(48)	(26)
Investment in Methanex	(6)	(5)	15
Other	36	(17)	25
	$ (23)	$ (98)	$ 24

(1) Before preferred securities dividends and distributions.

	Mar. 31 2002	**Dec. 31 2001**
Assets		
Olefins/Polyolefins	$ 1,936	$ 1,960
Styrenics	1,573	1,645
Investment in Methanex	389	397
Corporate and other[1]	254	357
	$ 4,152	$ 4,359

(1) Amounts include all cash and cash equivalents.

6. Earnings (Loss) Per Share

(shares in millions)

	Three Months Ended					
	Mar. 31 2002		Dec. 31 2001		Mar. 31 2001	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income (loss) for EPS calculations	$ (30)	$ (30)	$ (105)	$ (105)	$ 15	$ 15
Weighted average common shares outstanding	86.0	86.0	85.7	85.7	84.9	84.9
Add back effect of dilutive securities:						
Stock options and awards	-	-	-	-	-	1.4
Weighted average common shares for EPS calculations	86.0	86.0	85.7	85.7	84.9	86.3
Earnings (loss) per common share	$ (0.35)	$ (0.35)	$ (1.23)	$ (1.23)	$ 0.18	$ 0.17

Convertible preferred shares and stock options totaling 17.5 million common shares have been excluded from the computation of diluted earnings per share for the three months ended Mar. 31, 2002, as their impact would be anti-dilutive.

7. Stock-based Compensation

The Corporation has an employee incentive stock option plan and applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized with respect to options issued. Had compensation expense for the stock option plan been determined and expensed based on the fair value method as prescribed under the new accounting rules discussed in Note 1, the following pro forma amounts would have resulted:

	Three Months Ended		
	Mar. 31 2002	Dec. 31 2001	Mar. 31 2001
Net income (loss)			
As reported	$ (23)	$ (98)	$ 24
Pro forma	$ (25)	$ (99)	$ 22
Basic earnings (loss) per share			
As reported	$ (0.35)	$ (1.23)	$ 0.18
Pro forma	$ (0.37)	$ (1.24)	$ 0.15
Diluted earnings (loss) per share			
As reported	$ (0.35)	$ (1.23)	$ 0.17
Pro forma	$ (0.37)	$ (1.24)	$ 0.15

8. Reconciliation to United States Accounting Principles[1]

	Three Months Ended		
	Mar. 31 2002	Dec. 31 2001	Mar. 31 2001
Net income (loss) in accordance with Canadian basis	$ (23)	$ (98)	$ 24
Add (deduct) adjustments for:			
Foreign exchange gains (losses)[2]	4	2	4
Hedging and other derivative activity[2]	(2)	(2)	1
Equity in earnings (losses) of affiliates[3]	(3)	1	(3)
Inventory valuation adjustment[4]	-	-	(1)
Pre-production costs[5]	1	(5)	-
Distributions on preferred securities[6]	(6)	(6)	(6)
Net income (loss) in accordance with U.S. basis	$ (29)	$ (108)	$ 19
Earnings (loss) per share using U.S. basis	$ (0.35)	$ (1.27)	$ 0.19
Diluted earnings (loss) per share	$ (0.35)	$ (1.27)	$ 0.19
Comprehensive income (loss)[7]			
Net income (loss) in accordance with U.S. basis	$ (29)	$ (108)	$ 19
Fair value of cash flow hedging instruments[2]	-	-	50
Change in fair value of cash flow hedging instruments	12	(1)	(68)
Equity in affiliates comprehensive income (loss)[3]	1	1	(5)
Unrealized foreign exchange gains (losses) on translation of self-sustaining foreign operations	(8)	(38)	(88)
Comprehensive income (loss) in accordance with U.S. basis	$ (24)	$ (146)	$ (92)
Accumulated other comprehensive income (loss)[7]			
Unrealized foreign exchange gains (losses) on translation of self-sustaining foreign operations	$ (208)	$ (200)	$ (148)
Fair value of cash flow hedging instruments	(18)	(30)	(18)
Equity in affiliates other comprehensive income (loss)	(3)	(4)	(5)
	$ (229)	$ (234)	$ (171)

(1) On January 1, 2002, NOVA Chemicals adopted several new accounting standards, for U.S. GAAP reporting, as prescribed by the Financial Accounting Standards Board (FASB):
Statement No. 142 Goodwill and Other Intangible Assets
This Statement is consistent with the new Canadian GAAP standard, "Goodwill and Other Intangible Assets", also effective January 1, 2002. Refer to Note 1 for information regarding the impact of these new standards.
Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets"
This Statement requires that an entity recognize an impairment loss if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value and provides guidance on when a long-lived asset should be classified as held for sale. No circumstances or conditions have arisen that have caused the Corporation to believe than an impairment loss is necessary, nor do any assets meet the requirements for classification as held for sale. Accordingly, the adoption of this Statement at January 1, 2002 has had little effect on the financial position or results of operation of the Corporation.

(2) On Jan. 1, 2001 the Corporation adopted (for U.S. GAAP purposes) Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities", as amended. Certain Canadian– U.S. GAAP differences resulted.

(3) NOVA Chemicals' share of adjustments to Methanex's financial information to comply with U.S. accounting principles.

(4) U.S. GAAP requires an allocation of fixed production overhead to inventory. Canadian GAAP allows these costs to be expensed during the period.

(5) U.S. GAAP requires all costs (except interest on constructed assets) associated with pre-production activities be expensed as incurred rather than deferred as under Canadian GAAP.

(6) U.S. GAAP considers the preferred securities a long-term debt obligation and the preferred distributions on the securities interest expense.

(7) U.S. GAAP requires the presentation of a separate statement of comprehensive income and accumulated other comprehensive income. This statement is not required under Canadian GAAP. Comprehensive income includes certain changes in equity during the period that are not in net income.

	Mar. 31 2002	Dec. 31 2001
Balance sheet in accordance with United States basis		
Current assets	$ 596	$ 716
Investments and other assets	459	496
Plant, property and equipment, net	3,061	3,131
Current liabilities	(660)	(725)
Long-term debt – preferred securities	(383)	(383)
– other long-term debt	(1,201)	(1,323)
Deferred credits	(757)	(771)
Retractable preferred shares	(198)	(198)
Common equity	$ 917	$ 943